Exhibit 99.1

Aurinia Pharmaceuticals to Present at the
2015 UBS Global Health Care Conference

VICTORIA, British Columbia--(BUSINESS WIRE)--May 19, 2015--Aurinia Pharmaceuticals Inc., (NASDAQ: AUPH / TSX: AUP) today announced that its Chief Executive Officer, Stephen W. Zaruby, will present a corporate overview of the company at the 2015 UBS Global Health Care Conference, taking place May 18th – 20th, 2015 in New York at the Sheraton New York Times Square Hotel.

Aurinia Presentation Details
Date: Wednesday, May 20th, 2015
Time: 11:30 a.m. Eastern
Location: New York Sheraton Time Square Hotel – Riverside Room

About Aurinia

Aurinia is a clinical stage pharmaceutical company focused on the global nephrology market. It is currently enrolling patients in its Phase 2b clinical trial to evaluate the efficacy of its drug, voclosporin, as a treatment for lupus nephritis (“LN”). LN is an inflammation of the kidneys, that if inadequately treated can lead to end-stage renal disease, making LN a serious and potentially life-threatening condition.

Voclosporin is a novel and potentially best in class calcineurin inhibitor (“CNI”) with extensive clinical data in over 2,000 patients in other indications. Voclosporin is made by a modification of a single amino acid of the cyclosporine molecule (a CNI approved for use in transplant patients since 1983). This modification results in a more predictable pharmacokinetic and pharmacodynamic relationship, an increase in potency vs. cyclosporine, an altered metabolic profile, and potential for flat dosing.

Visit www.auriniapharma.com for more information.

CONTACT:
Aurinia Pharmaceuticals Inc.
Company Contact:
Stephen Zaruby, 206-755-7520
President & Chief Executive Officer
szaruby@auriniapharma.com
or
Investor & Media Contact:
Michael R. Martin, 250-708-4272
Chief Operating Officer
mmartin@auriniapharma.com